YORK STOCKBROKERS, INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2022

Assets

Cash	$	115,029
Receivable from brokers and dealers		4,601
Accounts receivable		1,033,438
Fixed assets, (net of accumulated depreciation of $15,848)		3,309
Prepaid expense		10,707
Deferred tax asset		8,800
Security deposits		3,000
Total assets	$	1,178,884

Liabilities

Accounts payable and accrued expenses	$	965,706
Total liabilities		965,706

Commitments and Contingencies (Note 5)

Stockholder's equity

Common stock, no par value; 1,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	1,442,831
Accumulated deficit	(1,230,653)
Total stockholder's equity	213,178
Total liabilities and stockholder's equity	$ 1,178,884